 Exhibit 99.1

Euro Tech Holdings Company Limited Announces Stock Buyback

Hong Kong - November 21, 2008 - Euro Tech Holdings Company Limited (Nasdaq: CLWT) today announced that its Board of Directors has approved a program to repurchase up to 300,000 shares of its issued and outstanding stock by December 31, 2009. This gives Euro Tech the ability to purchase the stock in the open market or through negotiated or block transactions from time to time based on market and business conditions over the next 13 months.

“The Board has a high degree of confidence in Euro Tech’s future and believes that this expectation is not reflected in the current stock price which is also much lower than our net asset value on a per share basis,” stated T.C. Leung, Chairman and CEO of Euro Tech. “Purchasing our shares, amid global financial meltdown, allows us to demonstrate our confidence and we believe it is an appropriate investment of Euro Tech’s excess cash. We believe that we will have cash on hand after the repurchase for our day-to-day business operations and planned projects.”

Certain statements in this news release regarding the Company’s expectations, estimates, present view of circumstances or events, and statements containing words such as estimates, anticipates, intends, or expects, or words of similar import, constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements indicate uncertainty and the Company can give no assurance with regard to actual outcomes. Specific risk factors may include, without limitation, having the Company’s offices and operations situated in Hong Kong and China, doing business in China, competing with Chinese manufactured products, competing with the Company’s own suppliers, dependence on vendors, and lack of long term written agreements with suppliers and customers, development of new products, entering new markets, possible downturns in business conditions, increased competition, loss of significant customers, availability of qualified personnel, negotiating definitive agreements, new marketing efforts and the timely development of resources. See the “Risk Factor” discussions in the Company’s filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F for its fiscal year ended December 31, 2007.

CONTACT:	Euro Tech Holdings Company Limited, Hong Kong
T.C. Leung, Chairman and CEO, or Jerry Wong, CFO
Tel: 011-852-2814-0311
Fax: 011-852-2873-4887
Website: http://www.euro-tech.com